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                                                                      EXHIBIT 19


2002 1st Quarter Shareholder's Letter

To Our Shareholders:

First quarter sales were $183 million, 6% lower than a year ago. F. W. Dodge reported non-residential construction awards were off 11% through February, indicative of the sluggish market. The weaker market that heightened price competition reduced gross margins and resulted in a net loss for the quarter of $5.4 million, or $.85 per share compared with a net loss of $2.8 million, or $.45 per share last year.

Sales in the North American Building Systems segment were approximately $78 million, down 14% compared with a year ago. Lower backlog to begin the year, combined with weaker order rates during the quarter, led to the sales decline. The lower sales volume and reduced gross margins related to price competition resulted in an operating loss of $4.9 million compared with an operating loss of $5.5 million last year. A portion of our manufacturing capacity remains temporarily idled and controllable costs are being well managed in this business. We see no evidence of an upturn in the non-residential building market in North America, but do expect some seasonal improvement as the year unfolds.

The International Building Systems segment sales were approximately $22 million, up 37% compared with a year ago. This increase was all related to China, which had a very strong quarter. Europe accounted for $3 million of the total segment sales. Operating income was $0.4 million compared with a loss of $0.3 million last year. These results include a loss from our European business of $0.6 million this year compared with $0.7 million a year ago. As reported earlier this year, we announced our withdrawal from Europe, signing a letter of intent to sell certain assets of this business. We have completed the definitive purchase agreement to sell the assets to a member of the Lindab AB group of companies. We expect to close this transaction during the second quarter.

The Vistawall Architectural Products segment sales were about $52 million, down 11% compared with last year as office and retail construction opportunities have declined. Operating earnings were $0.9 million compared with $3.6 million a year ago with the drop related to the lower volume, particularly in the higher-margin storefront product line. Costs have been reduced as volume declined and we are aggressively pursuing new business, taking advantage of our low cost position and expanded capacity.

Butler Construction's sales were approximately $38 million and operating earnings were $0.8 million, both approximately double the level a year ago. We began the year with an excellent backlog and executed the work very well in this very competitive market. The Real Estate segment did not close any project sales in the first quarter compared with project sales of $16 million last year. As a result, this business experienced a modest operating loss of $.2 million compared with $.6 million in operating income last year. Developments in progress inventory totals $24 million compared with $42 million a year ago. We expect this business to make a solid contribution to operating earnings this year, however, it will not match the record level of 2001.

The first quarter was very tough in non-residential construction markets other than China. Entering April, our backlog was $290 million, down 2% from a year ago. Our higher margin product backlog was approximately 10% lower and construction backlog was up about 39%. We do expect some seasonal improvement during the balance of the year and are well positioned to generate significantly improved earnings when the non-residential buildings market begins to pick up steam.






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